Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOLDEN TELECOM, INC.

(Name of the Issuer)

NYE TELENOR EAST INVEST AS

TELENOR NETWORKS HOLDING AS

TELENOR ASA

(Names of Persons Filing Statements)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Bjørn Hogstad

Telenor ASA

Snarøyveien 30

N-1331 Fornebu

Norway

47-97-77-8806

Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Antonios Backos Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue New York, New York 10113 1-212-506-5000	Peter O’Driscoll Orrick, Herrington & Sutcliffe LLP Tower 42, Level 35 25 Old Broad Street London EC2N 1HQ England 44-20-7562-5000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$4,404,572,360	$173,139

* Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,139

Form or Registration No.: Schedule TO

Filing Party: Lillian Acquisition, Inc.

Date Filed: January 18, 2008

This Schedule 13E-3 (as amended from time to time, this “Schedule 13E-3”) is filed by Nye Telenor East Invest AS, a company organized under the laws of the Norway (“Nye Telenor”), Telenor Networks Holding AS, a company organized under the laws of the Norway (“Telenor Networks”), and Telenor ASA, a company organized under the laws of the Norway (“Telenor ASA” and, together with Nye Telenor and Telenor Networks, collectively, “Telenor” or the “Filing Persons”). Nye Telenor is a wholly-owned subsidiary of Telenor Networks, and Telenor Networks is a wholly-owned subsidiary of Telenor ASA. The subject company is Golden Telecom, Inc., a Delaware corporation (“Golden Telecom” or the “Company”). Nye Telenor currently holds 7,369,972 shares of Golden Telecom common stock, par value $0.01 per share (the “Shares”), or approximately 18.3% of the outstanding Shares.

This Schedule 13E-3 relates to the tender offer by Lillian Acquisition, Inc. (“Merger Sub”), a wholly-owned subsidiary of VimpelCom Finance B.V. (“Parent”), which is a wholly-owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), in respect of any and all outstanding Shares that are not directly or indirectly beneficially owned by VimpelCom, at $105 per Share net to the seller in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), upon the terms and subject to the conditions set forth in the offer to purchase dated January 18, 2008 (as amended from time to time, the “Offer to Purchase”) and the related letter of transmittal, copies of which were filed with the Securities and Exchange Commission (the “Commission”) by Merger Sub, Parent and VimpelCom on January 18, 2008 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, of the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated January 18, 2008 (as amended from time to time, the “Schedule TO”). Telenor ASA, through it wholly-owned indirect subsidiary, Telenor East Invest AS (“Telenor East Invest”), is the beneficial owner of approximately 33.6% of VimpelCom’s outstanding shares of common stock (and approximately 29.9% of VimpelCom’s outstanding voting capital stock). Concurrent with the filing of the Schedule TO, Golden Telecom has filed a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase or the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. Each Filing Person is responsible for the information concerning such Filing Person contained herein, but is not responsible for the completeness or accuracy of information contained in the Offer to Purchase, the Schedule TO, the Schedule 14D-9 or any other document that is incorporated herein by reference, except to the extent that such Filing Person knows or has reason to believe that such information is inaccurate. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that Golden Telecom is “controlled” by any Filing Person or that any Filing Person is an “affiliate” of Golden Telecom within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS

The name of the subject company is Golden Telecom, Inc., a Delaware corporation. The address of Golden Telecom’s principal executive offices is Representative Office of Golden Teleservices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114, and the telephone number is 011-7-495-797-9300.

(b) SECURITIES

The title of the class of equity securities to which this Schedule 13E-3 relates is shares of Golden Telecom’s common stock, par value $0.01 per share. As of January 15, 2008, there were 40,373,891 Shares outstanding.

(c) TRADING MARKET AND PRICE

The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER—6. Price Range of Shares of the Company’s Common Stock” is incorporated herein by reference.

(d) DIVIDENDS

The information set forth in the Offer to Purchase under the captions “THE TENDER OFFER—6. Price Range of Shares of the Company’s Common Stock”; and “THE TENDER OFFER—10. Dividends and Distributions” is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS

None.

(f) PRIOR STOCK PURCHASES

None.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

(a) NAME AND ADDRESS

The names of the Filing Persons are Nye Telenor East Invest AS, Telenor Networks Holding AS, and Telenor ASA. Nye Telenor currently beneficially owns 7,369,972 Shares, or approximately 18.3% of the outstanding Shares. The business address and business telephone number of Nye Telenor, Telenor Networks and Telenor ASA is Snarøyveien 30, N-1331 Fornebu, Norway, 011 47 (67) 89 00 00.

(b) BUSINESS AND BACKGROUND OF ENTITIES

(i) NYE TELENOR

Nye Telenor is engaged principally in the business of investing in the telecommunications industry outside of Norway. Nye Telenor is a company formed under the laws of Norway. During the last five years, Nye Telenor has not been convicted in a criminal proceeding. During the last five years, Nye Telenor was not a party to a civil proceeding of a judicial or administrative body as a result of which Nye Telenor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Nye Telenor is a party to the Shareholders Agreement dated as of August 19, 2003, between and among Golden Telecom, Altimo Holdings & Investments Ltd. (then known as Alfa Telecom Limited), Nye Telenor, OAO Rostelecom, Capital International Emerging Markets Private Equity Fund L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV. At present, there are two members of the board of directors of Golden Telecom, Messrs. Kjell Morten Johnsen and Thor Halvorsen, who are employed by Telenor. Mr. Johnsen is also a member of the board of directors of VimpelCom (the “VimpelCom Board”).

(ii) TELENOR NETWORKS

Telenor Networks is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications. Telenor Networks is a company formed under the laws of Norway. During the last five years, Telenor Networks has not been convicted in a criminal proceeding. During the last five years, Telenor Networks was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Networks was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iii) TELENOR ASA

Telenor ASA is engaged principally in the production and supply of services in the fields of telecommunications, data services and media distribution. Telenor ASA is a company formed under the laws of Norway. During the last five years, Telenor ASA has not been convicted in a criminal proceeding. During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Telenor East Invest, a wholly-owned indirect subsidiary of Telenor ASA, is a party to the Shareholders Agreement dated as of May 30, 2001 between Telenor East Invest and Eco Telecom Limited (“Eco Telecom”), a member of the Alfa Group Consortium (the “Alfa Group”), relating to the nomination of members of the VimpelCom Board by Telenor East Invest and Eco Telecom (the “VimpelCom Shareholders Agreement”). Under the terms of the VimpelCom Shareholders Agreement, Telenor East Invest may nominate up to five candidates for election to the VimpelCom Board, two of whom must be Independent (as such term is defined in the VimpelCom Shareholders Agreement). One of the Independent candidates nominated by Telenor East Invest must be approved by Eco Telecom. At present, four of Telenor East Invest’s nominees (three of whom, Messrs. Arve Johansen, Fridtjof Rusten and Kjell Morten Johnsen, are employed by Telenor) are members of the VimpelCom Board. Mr. Johnsen is also a member of the board of directors of Golden Telecom.

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS

(i) EXECUTIVE OFFICERS AND DIRECTORS OF NYE TELENOR

The following information sets forth the name, address, citizenship, business address, present principal occupation, and material occupations or positions during the past five years of each director and executive officer of Nye Telenor. Except as otherwise indicated, the business address of each of such person is Snarøyveien 30, N-1331 Fornebu, Norway. Each director and officer is a citizen of Norway. During the last five years, none of the directors or officers of Nye Telenor has been convicted in a criminal proceeding. During the last five years, none of the directors or officers of Nye Telenor has been a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name and Residence	Present Principal Occupation, Material Positions since January 2003 and Business Address

Jon Fredrik Baksaas (Sandvika, Norway)

President and Chief Executive Officer of Telenor ASA from June 2002 to present.

Chairman of the Board of Nye Telenor East Invest AS from July 2002 to present.

Chairman of the Board of Telenor Networks Holding AS from July 2002 to June 2005.

Chairman of the Board of Telenor Mobile Holding AS from July 2002 to present.

Member of the Board of Svenska Handelsbanken AB from 2003 to present.

Jan Edvard Thygesen (Nesbru, Norway)

Executive Vice President of Telenor ASA from 1999 to present.

Head of Telenor in Central & Eastern Europe from January 2006 to present.

Chief Executive Officer and Member of the Board of Nye Telenor East Invest AS from November 2003 to present.

Chief Executive Officer of Sonofon AS, Denmark, from March 2005 to August 2005.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Chairman of the Board of Telenor East Invest AS from December 2006 to present.

Member of the Board of Telenor Networks Holding AS from December 2004 to June 2005.

Trond Westlie (Bærum, Norway)

Executive Vice President and Chief Financial Officer of Telenor ASA from September 2006 to present.

Finance Director of Telenor ASA from August 2004 to August 2005.

Executive Vice President and Chief Financial officer of Aker Kvaerner ASA, PO Box 169, N-1325 Lysaker, Norway, from January 2003 to December 2003.

Member of the Board of Nye Telenor East Invest AS from December 2005 to present.

Member of the Board of Telenor Mobile Holding AS from February 2006 to present.

(ii) EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR NETWORKS

The following information sets forth the name, address citizenship, business address, present principal occupation, and material occupations or positions during the past five years of each director and executive officer of Telenor Networks. Except as otherwise indicated, the business address of each of such person is Snarøyveien 30, N-1331 Fornebu, Norway. Each director and officer is a citizen of Norway. During the last five years, none of the directors or officers of Telenor Networks has been convicted in a criminal proceeding. During the last five years, none of the directors or officers of Telenor Networks has been a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name and Residence	Present Principal Occupation, Material Positions since January 2003 and Business Address
Morten Karlsen Sørby (Hammaro, Sweden)

Executive Vice President of Telenor ASA from January 2003 to present.

Head of Telenor in the Nordic Region from January 2005 to present.

Head of Norwegian Market of Telenor ASA from 2003 to present.

Chairman of the Board of Telenor Networks Holding AS from June 2005 to present.

Ragnar Kårhus (Oslo, Norway)

Finance Director of Telenor Norway from 2003 to 2005.

Finance Director of Telenor Nordic from 2005 to 2007.

Member of the Board of Telenor Networks Holding AS from June 2005 to present.

Chief Executive Officer of Telenor Norway from December 2007 to present.

Berit Svendsen (Oslo, Norway)

Chief Executive Officer of Telenor Networks Holding AS from June 2005 to present.

Chief Technical Officer of Telenor ASA from January 2003 to May 2005.

Chief Executive Officer of Telenor Telecom Solutions AS from March 2003 to January 2008.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Eivind Christen Karlsen (Drobak, Norway)

Member of the Board of Telenor Networks Holding AS from June 2005 to present.

Senior Vice President and Head of Operations of Telenor Nordic from January 2007 to present.

HR Director of Telenor Telecom Solutions AS from April 2004 to January 2007.

Member of the Board and Head of Organizational Development of Telenor Networks Holding AS from January 2003 to March 2004.

Marit Saebu (Oslo, Norway)	Member of the Board of Telenor Networks Holding AS from June 2005 to present. Head of Key Customer Accounts of Telenor Telecom Solutions AS from May 2004 to present.

Name and Residence	Present Principal Occupation, Material Positions since January 2003 and Business Address
HR Director of Telenor Telecom Solutions AS from January 2003 to May 2004.

Arne Jenssen (Trondheim, Norway)	Member of the Board of Telenor Networks Holding AS (employee elected representative) from February 2003 to present.

Ingrid Riddervold Lorange (Oslo, Norway)

Member of the Board of Telenor Networks Holding AS from December 2004 to present.

Director of Operations of Telenor Telecom Solutions AS from December 2007 to present.

Director of Planning and Operations of Telenor Telecom Solutions AS from January 2003 to November 2005.

Director of Customer Service of Telenor Telecom Solutions from November 2005 to December 2007.

Jan Riddervold (Lillehammer, Norway)	Member of the Board of Telenor Networks Holding AS (employee elected representative) from 2003 to present. Engineer, Telenor Telecom Solutions AS from January 2003 to present.

Ronald Steen (Sortland, Norway)	Member of the Board of Telenor Networks Holding AS from 2001 to present. Engineer, Telenor Telecom Solutions AS from 2003 to 2007.

(iii) EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

The following information sets forth the name, citizenship, business address, present principal occupation, and material occupations or positions during the past five years of each director and executive officer of Telenor ASA. Except as otherwise indicated, the business address of each of such person is Snarøyveien 30, N-1331 Fornebu, Norway. Except for Paul Bergqvist, who is a citizen of Sweden, each director and officer is a citizen of Norway. During the last five years, none of the directors or officers of Telenor ASA has been convicted in a criminal proceeding. During the last five years, none of the directors or officers of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name and Residence	Present Principal Occupation, Material Positions since January 2003 and Business Address
Harald Norvik (Nesoddangen, Norway)

Strategic Advisor at Econ Pöyry, Biskop Gunnerus’ gt. 14A, N-0185 Oslo, Norway, from 2002 to present.

Chairman of the Board of H. Aschehoug, Sehestedsgate 3, 0164 Oslo, Norway, from 2000 to present.

Chairman of the Board of Telenor ASA from May 2007 to present.

Chairman of the Board of Midelfart Sonesson ASA, Kosterögatan 5, Malmö, 21124, Sweden, from 2007 to present.

Member of the Board of ConocoPhillips, 600 North Dairy Ashford, Houston, TX, 77079, from 2002 to present.

Member of the Board of Petroleum Geo-Services ASA, Strandveien 4, PO Box 89, N-1326 Lysaker, Norway, from 2002 to present.

Member of the Board of Umoe, Boks 60, 1324 Lysaker, Norway, from 2005 to present.

Member of the Board of OCAS AS, Postoboks 80, 0513 Oslo, Norway, from 2000 to present.

Chairman of the Board of Imatis, Vipervegen 51, 3917 Porsgrunn, Norway, from 2005 to present.

Bjørg Ven (Oslo, Norway)

Partner in the law firm, Haavind Vislie, Bygdoy Alle 2, PO Box 359 Sentrum, N-0101, Oslo, Norway, from January 1980 to present.

Deputy Chairman of the Board of Telenor ASA from October 2001 to present.

Member of the Board of Orkla ASA, PO Box 423 Skøyen, 0213 Oslo, Norway, from 2006 to present.

Member of the Board of Vital Insurance AS, 1111 Wilcrest Green Drive, Suite 245, Houston TX,77042, from January 2004 to present.

Chairman of the Appeal Board of the Oslo Stock Exchange, PO Box 460, Sentrum, N-0105, Oslo, Norway, from May 2001 to present.

Substitute judge at the EFTA court in Luxembourg, 1 rue du Fort, Thüngen, L-1499, Luxembourg, from October 2007 to present.

Kjersti Kleven (Ulsteinvik, Norway)

Joint owner of John Kleven AS, Ulsteinvik, Norway, since 1993, and full time employee from July 2005 to present.

Project Manager of Nordvest Forum AS, Aalesund, Norway, from June 2000 to July 2005.

Member of the Board of Telenor ASA from May 2007 to present.

Olav Volldal (Kongsberg, Norway)

Chief Executive Officer of Kongsberg Automotive Holding ASA, N-3601, Kongsberg, Norway, from March 1987 to present.

Member of the Board of Elopak AS, Spikkestad, Norway.

Member of the Board of Cappelen Holding, Sagene 41, 3830 Ulefoss, Norway.

Member of the Board of NCE Kongsberg, PO Box 1020, 3601 Kongsberg, Norway.

Member of the Board of Telenor ASA from May 2007 to present.

Name and Residence	Present Principal Occupation, Material Positions since January 2003 and Business Address
John Giverholt (Oslo, Norway)	Chief Financial Officer of Ferd AS, Strandveien 50, POP Box 34, 1324 Lysaker, Norway, from March 2000 to present. Member of the Board of Telenor ASA from May 2003 to present.

Paul Bergqvist (Vikbol, Sweden)

Chairman of the Board of Carlsberg Sweden, Bryggerivagen 10, SE 161 86 Stockholm, Sweden, from 2006 to present.

Chairman of the Board of East Capital AD, Stockholm, Sweden, from 2005 to present.

Chairman of the Board of Bryggareforeningen, Baldersgatan 4, Box 26 063, Stockholm, Sweden, from 2005 to present.

Member of the Board of Telenor ASA from April 2005 to present

Managing Director of Carlsberg Sweden, Bryggerivagen 10, SE 161 86 Stockholm, Sweden, from prior to January 2003 to 2006.

Liselott Kilaas (Oslo, Norway)

Managing Director of Aleris ASA, Oslo, Norway, from 2006 to present.

Member of the Board of Telenor ASA from May 2003 to present.

Member of the Board of the Central Bank of Norway, Bankplassen 2, PO Box 1179, Sentrum, N-0107 Oslo, Norway.

Member of the Board of IM Skaugen AS, Karenslyst alle 8B, N-0278, Oslo, Norway.

Member of the Board of Adresseavisen, Trondheim, Norway.

Managing Director of Zenitel AS, Oslo, Norway, from prior to January 2003 to 2006.

Harald Stavn (Kongsberg, Norway)	Employee elected representative to the Board of Telenor ASA from June 2000 to present.

Bjørn Andre Anderssen (Gol, Norway)	Employee elected representative to the Board of Telenor ASA from August 2007 to present. Employee elected representative to the Board of Telenor Mobil AS from 2002 to August 2007.

May Krosby (Hagan, Norway)	Employee elected representative to the Board of Telenor ASA from August 2007 to present. Project Secretary in Telenor ASA, R&I Department, from 1991 to present.

Jon Fredrik Baksaas (Sandvika, Norway)

President and Chief Executive Officer of Telenor ASA from June 2002 to present.

Chairman of the Board of Nye Telenor East Invest AS from July 2002 to present.

Chairman of the Board of Telenor Networks Holding AS from July 2002 to June 2005.

Name and Residence	Present Principal Occupation, Material Positions since January 2003 and Business Address
Chairman of the Board of Telenor Mobile Holding AS from July 2002 to present. Member of the Board of Svenska Handelsbanken AB from 2003 to present.

Arve Johansen (Bangkok, Thailand)

Senior Executive Vice President/Deputy CEO of Telenor ASA and Head of Telenor in Asia since January 2006

Senior Executive Vice President and Head of Mobile, Telenor ASA, from 1999 to 2005.

Chief Executive Officer of Telenor Mobile Holding AS, from November 2001 to present.

Member of the Board of VimpelCom from June 2003 to present.

Trond Westlie (Baerum, Norway)

Executive Vice President and Chief Financial Officer of Telenor ASA from September 2006 to present.

Finance Director of Telenor ASA from August 2004 to August 2005.

Executive Vice President and Chief Financial officer of Aker Kvaerner ASA, PO Box 169, N-1325 Lysaker, Norway, from January 2003 to December 2003.

Member of the Board of Nye Telenor East Invest AS from December 2005 to present.

Member of the Board of Telenor Mobile Holding AS from February 2006 to present.

Jan Edvard Thygesen (Nesbru, Norway)

Executive Vice President of Telenor ASA from 1999 to present.

Head of Telenor in Central & Eastern Europe from January 2006 to present.

Chief Executive Officer and Member of the Board of Nye Telenor East Invest AS from November 2003 to present.

Chief Executive Officer of Sonofon AS, Denmark, from March 2005 to August 2005.

Member of the Board of Telenor Mobile Holding AS from November 2001 to present.

Chairman of the Board of Telenor East Invest AS from December 2006 to present.

Member of the Board of Telenor Networks Holding AS from December 2004 to June 2005.

Morten Karlsen Sørby (Hammaro, Sweden)

Executive Vice President of Telenor ASA from January 2003 to present.

Head of Telenor in the Nordic Region from January 2005 to present.

Head of Norwegian Market of Telenor ASA from 2003 to present.

Chairman of the Board of Telenor Networks Holding AS from June 2005 to present.

Name and Residence	Present Principal Occupation, Material Positions since January 2003 and Business Address
Ragnar Korsæth (Oslo, Norway)

Executive Vice President of Telenor ASA from January 2006 to present.

Head of Global Coordination of Telenor ASA from January 2006 to present.

Member of the Board of Telenor Mobil AS from September 2005 to present.

Chief Executive Officer of Telenor Mobile Communications AS from February 2003 to July 2007.

Bjørn Magnus Kopperud (Drammen, Norway)	Executive Vice President of Telenor ASA from January 2006 to present. Head of Human Resources of Telenor ASA from January 2003 to present.

Hilde Tonne (Oslo, Norway)

Executive Vice President of Telenor ASA from September 2007 to present.

Head of Group Communications of Telenor ASA from September 2007 to present.

Head of Technology and Research, Hydro Oil & Energy, from 2006 to 2007.

Head of Communications, Hydro Oil & Energy, from 2004 to 2005.

Head of Strategy and Markets, Hydro Oil & Energy, 2004.

Head of Strategy and Policy, New Energy, Hydro Oil & Energy, 2003.

ITEM 4. TERMS OF THE TRANSACTION.

(a) MATERIAL TERMS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “THE TENDER OFFER—1. Terms of the Offer; Expiration Date”; “THE TENDER OFFER—2. Acceptance for Payment and Payment for Shares of the Company’s Common Stock”; “THE TENDER OFFER—3. Procedures for Tendering Shares of the Company’s Common Stock”; “THE TENDER OFFER—4. Withdrawal Rights”; and “THE TENDER OFFER—5. Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

(c) DIFFERENT TERMS

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Certain Effects of the Offer and the Merger”; “SPECIAL FACTORS—Interests of the Company’s Directors and

Executive Officers in the Offer and the Merger”; and “SPECIAL FACTORS—The Merger Agreement—Treatment of Options, Stock Appreciation Rights and Other Equity Awards” is incorporated herein by reference.

(d) APPRAISAL RIGHTS

The information set forth in the Offer to Purchase under the caption “SPECIAL FACTORS—Appraisal Rights” is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

Telenor has not made any provision in connection with the Offer or the Merger to grant Golden Telecom’s unaffiliated security holders access to Telenor’s corporate files or to obtain counsel or appraisal services at Telenor’s expense.

(f) ELIGIBILITY FOR LISTING OR TRADING

Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) TRANSACTIONS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—”Background of the Offer and the Merger”; “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and “SPECIAL FACTORS—Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company” is incorporated herein by reference. In addition, the information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Two members of the board of directors of Golden Telecom, Thor Halvorsen and Kjell Morten Johnsen, are employed by Telenor. Mr. Halvorsen is an Executive Vice President of Telenor and Mr. Johnsen is Head of Telenor Russia and a Senior Vice President of Telenor Central & Eastern Europe. Mr. Halvorsen received US$388,333 and US$421,110, and Mr. Johnsen received US$244,579 and US$321,625,1 from Telenor in total compensation during 2006 and 2007, respectively. In addition, in 2006, Mr. Halvorsen exercised Telenor ASA stock options for a total of US$547,511.2

Three members of the VimpelCom Board, Arve Johansen, Fridtjof Rusten and Kjell Morten Johnsen, are also employed by Telenor. Mr. Johansen is Senior Executive Vice President and Deputy Chief Executive Officer of Telenor ASA and Head of Telenor in Asia. Mr. Rusten is Chief Marketing Officer of Pannon GSM Telecommunications Plc, a wholly-owned subsidiary of Telenor ASA. Mr. Johansen received

[1]

Mr. Johnsen receives in addition free local housing and has the use of a company car in Moscow. As an expatriate, Mr. Johnsen’s Norwegian taxes are covered by Telenor ASA. This cost is not reflected in these figures.

[2]	All compensation amounts provided in response to this Item 5(a) have been converted from Norwegian Kroner to US Dollars using an exchange rate as of January 14, 2008 of 1 USD to 5.38 NOK.

US$485,057 and US$727,469 from Telenor in total compensation during 2006 and 2007, respectively, in addition to an award of options in respect of 65,000 shares of Telenor ASA common stock in 2006.3 Mr. Johansen received annual retainers of US$38,060 and US$52,774 during 2006 and 2007, respectively, and grants in respect of 90,000 Phantom Shares4 in each of 2006 and 2007 (for a total of 180,000 Phantom Shares) from VimpelCom for his service on the VimpelCom Board. Mr. Rusten received US$204,647 and US$224,686 from Telenor in total compensation during 2006 and 2007, respectively.5 Mr. Rusten received annual retainers of US$30,053 and US$40,000 during 2006 and 2007, respectively, and grants in respect of 90,000 Phantom Shares in each of 2006 and 2007 (for a total of 180,000 Phantom Shares) from VimpelCom for his service on the VimpelCom Board. Mr. Johnsen received US$244,579 and US$321,625 from Telenor ASA in total compensation during 2006 and 2007, respectively.6 Mr. Johnsen received an annual retainer of US$20,000 during 2007 and grants in respect of 90,000 Phantom Shares in 2007 from VimpelCom for his service on the VimpelCom Board.

Telenor ASA’s subsidiaries, Telenor East Invest and Telenor Mobile Communications AS (“Telenor Mobile”), have been involved in a series of litigation proceedings against VimpelCom and litigation and arbitration proceedings against members of the Alfa Group, including Altimo, since November 2005, including the following actions:

1. Telenor East Invest commenced a litigation proceeding against VimpelCom in the Moscow Arbitration Court in January 2006, in which Telenor East Invest sought to have the Court invalidate a resolution adopted by the extraordinary general meeting of shareholders of VimpelCom held in September 2005 purporting to approve VimpelCom’s acquisition of Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”). The Moscow Arbitration Court, the Ninth Appellate Business (Arbitration) Court and the Federal Business (Arbitration) Court for the Moscow District subsequently ruled against Telenor East Invest. On February 5, 2007, Telenor East Invest filed an appeal with the Supreme Arbitration Court of the Russian Federation. In March 2007, this appeal was transferred to the Presidium of the Supreme Arbitration Court, the highest commercial court in the Russian Federation, for supervisory review. Telenor East Invest received a copy of an order dated March 13, 2007 of the Supreme Arbitration Court stating that “the ... decisions [of the lower courts] taken in the case are inconsistent with the uniform interpretation and application of rules of law by business courts and … this is a ground … for referring the case to the Presidium”. In June 2007, a hearing was held at the Presidium at which the Presidium, notwithstanding the prior finding by the

[3]

Mr. Johansen receives in addition free local housing and has the use of a company car in Bangkok. As an expatriate, Mr. Johansen’s Norwegian taxes are covered by Telenor ASA. This cost is not reflected in the above figure.

[4]

“Phantom Shares” are Phantom American Depositary Shares (“ADSs”), each representing one-twentieth of one share of VimpelCom common stock. Phantom Shares do not involve actual ADSs or shares of VimpelCom common stock but may be redeemed for cash under certain circumstances, as more fully described in “Item 6. Directors, Senior Management and Employees—B. Compensation” of VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2006.

[5]

Mr. Rusten receives in addition free local housing and has the use of a company car in Budapest. As an expatriate, Mr. Rusten’s Norwegian taxes are covered by Telenor ASA. This cost is not reflected in the above figure.

[6]

Mr. Johnsen receives in addition free local housing and has the use of a company car in Moscow. As an expatriate, Mr. Johnsen’s Norwegian taxes are covered by Telenor ASA. This cost is not reflected in the above figure.

Supreme Arbitration Court that the lower court rulings were incorrect, upheld the lower court rulings and dismissed Telenor East Invest’s claim, but did not provide an explanation for its decision. In July 2007, the Presidium issued a written decision, in which it cited “the principal of legal certainty and … ensuring the stability of business” as its principal rationale for affirming the lower court rulings challenged by Telenor East Invest.

2. Telenor East Invest commenced a litigation proceeding against VimpelCom, Karino Trading Ltd., Grovepoint Trading Limited, Densitron Enterprises Limited, Casburt Traders & Investors Limited, Agartek Investments Limited and Mordechai Korf, the purported sellers of URS, in the Moscow Arbitration Court in January 2006, in which Telenor East Invest sought to invalidate VimpelCom’s acquisition of URS on the basis of various violations of Russian law and VimpelCom’s charter. The Moscow Arbitration Court, the Ninth Appellate Business (Arbitration) Court and the Federal Business (Arbitration) Court for the Moscow District subsequently ruled against Telenor East Invest and, in December 2007, in light of the July 2007 ruling of the Presidium in the first of the three cases filed by Telenor East Invest in relation to VimpelCom’s acquisition of URS and the Supreme Arbitration Court’s April 2007 refusal to hear Telenor East Invest’s appeal in a related case filed by Telenor East Invest, Telenor East Invest elected not to appeal the lower court rulings to the Supreme Arbitration Court.

3. Telenor East Invest commenced a litigation proceeding against VimpelCom in the Moscow Arbitration Court in January 2006, in which Telenor East Invest sought the invalidation of the decision of VimpelCom’s General Director, Alexander Izosimov, to acquire URS. The Moscow Arbitration Court, the Ninth Appellate Business (Arbitration) Court and the Federal Business (Arbitration) Court for the Moscow District subsequently ruled against Telenor East Invest. Telenor East Invest filed an appeal with the Supreme Arbitration Court of the Russian Federation in March 2007. In April 2007, a three judge panel of the Supreme Arbitration Court denied Telenor East Invest’s request that the case be referred to the Presidium for review.

4. In November 2005, Telenor East Invest commenced an arbitration proceeding against Alfa Group members, Eco Telecom, Eco Holdings Limited (“Eco Holdings”) and CTF Holdings Limited (“CTF”), in respect of Eco Telecom’s breaches of the VimpelCom Shareholders Agreement, and Eco Holdings and CTF’s breaches of the Guarantee Agreement dated as of May 30, 2001 between Eco Holdings, CTF, VimpelCom, OAO “VimpelCom-Region” and Telenor East Invest. The arbitration proceeding has been conducted under the UNCITRAL Arbitration Rules, and the seat of arbitration is Geneva, Switzerland. The arbitration tribunal rendered an interim award in Telenor East Invest’s favor on January 25, 2007 and clarified certain aspects of its interim award on January 29, 2007. The arbitration tribunal rendered a final award in Telenor East Invest’s favor on December 22, 2007 and clarified certain aspects of its final award on December 31, 2007. The parties are currently awaiting a further clarification of the final award, which the arbitration tribunal has indicated it intends to issue on January 18 or January 21, 2008.

5. In February 2006, Telenor Mobile commenced an arbitration proceeding (the “Kyivstar Arbitration”) against Alfa Group subsidiary, Storm LLC (“Storm”), in respect of Storm’s breaches of the Shareholders Agreement dated January 30, 2004 between Telenor Mobile, Storm and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”). The Kyivstar Arbitration was conducted under the UNCITRAL Arbitration Rules, and the seat of arbitration was New York, New York. On October 25, 2006, the arbitration tribunal issued an interim award, holding that it had jurisdiction to hear the dispute. During the period in which the Kyivstar Arbitration was ongoing, various Alfa Group affiliates engaged in litigation proceedings in Ukraine aimed at preventing the Kyivstar Arbitration from going forward. The arbitration tribunal issued a final award in Telenor Mobile’s favor on August 1, 2007. Telenor Mobile thereafter sought an order from the United States District Court for the Southern District of New York (the “Court”) confirming the final award, and Storm sought an order vacating that award. On November 2, 2007, the Court granted Telenor Mobile’s motion, and denied Storm’s cross motion, confirmed the final award in its entirety and ordered Storm to comply with it, stating that Storm had made “repeated efforts to renege on its agreement and to torpedo the proceeding by collusive and vexatious litigation.” Telenor Mobile Communications AS v. Storm LLC, 2007 WL 3274699 at *33 (S.D.N.Y. Nov. 2, 2007). On November 6, 2007, Storm appealed to the United States Court of Appeals for the Second Circuit from the Court’s November 2 order. On November 28, 2007, Storm moved before the Court of Appeals for a stay pending appeal of the Court’s November 2 order. On November 29, 2007, a single judge of the Court of Appeals granted a temporary stay until Storm’s motion for a stay pending appeal could be heard by a three judge panel of the Court of Appeals. That motion was heard on December 18, 2007, and on December 20, 2007, Storm’s motion for a stay pending appeal was denied.

6. In November 2006, Storm filed a claim in Supreme Court, New York County, seeking, among other things, to enjoin the Kyivstar Arbitration. Telenor Mobile immediately removed this case to the Court and subsequently counterclaimed against Storm and its affiliates, Alpren Limited (“Alpren”) and Altimo, seeking a preliminary anti-suit injunction against Storm, Alpren and Altimo, prohibiting them from hindering, disrupting or delaying the Kyivstar Arbitration. The Court granted Telenor Mobile a temporary restraining order against Storm, Alpren and Altimo on December 7, 2006, and on December 15, 2006, granted Telenor Mobile the preliminary anti-suit injunction that it sought. On December 18, 2006, the Court issued a formal order in respect of its injunction against Storm, Alpren and Altimo, in the form requested by Telenor Mobile. Alpren and Altimo appealed the Court’s decision and order to the United States Court of Appeals for the Second Circuit. The parties subsequently agreed that, in view of the Court’s November 2 order, Alpren and Altimo’s appeal was moot, and the appeal and the underlying action were dismissed on consent in January 2008.

7. In June 2007, Telenor East Invest commenced a litigation proceeding against Altimo, Eco Telecom, CTF and two other Alfa Group members, Crown Finance Foundation and Rightmarch Limited, (collectively, the “Alfa Defendants”) in the United States District Court for the Southern District of New York, alleging that the Alfa Defendants had, among other things, violated various United States securities laws and engaged in open market purchases of VimpelCom securities while in possession of material non-public information concerning VimpelCom’s financial results. Telenor East Invest AS v. Altimo Holdings & Investments Limited et al., 07 CV 4829 (S.D.N.Y.). That proceeding is ongoing.

Golden Telecom and Telenor provide telecommunications services to one another in the ordinary course of their respective businesses, as is reflected in Note 13 to Golden Telecom’s Consolidated Financial Statements attached to Golden Telecom’s Form 10-K for the year ended December 31, 2006. Telenor and Altimo have engaged in transactions that could be considered related party transactions with respect to VimpelCom, as is disclosed in VimpelCom’s Form 20-F for the year ended December 31, 2006 under the caption “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

(b) SIGNIFICANT CORPORATE EVENTS

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and “SPECIAL FACTORS—Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company” is incorporated herein by reference. In addition, the information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c) NEGOTIATIONS OR CONTACTS

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and “SPECIAL FACTORS—Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company” is incorporated herein by reference. In addition, the information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—The Merger Agreement”; “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; “SPECIAL FACTORS—Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company” is incorporated herein by reference. In addition, the information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Agreements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Company Equity Awards in the Offer and Merger” is incorporated by reference. In addition, the Agreement and Plan of Merger, dated December 21, 2007, by and among Golden Telecom, Parent, and Merger Sub (the “Merger Agreement”) is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) USE OF SECURITIES ACQUIRED

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS—Certain Effects of the Offer and the Merger”; and “SPECIAL FACTORS— The Merger Agreement” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

(c)(1) through (8) PLANS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS—Certain Effects of the Offer and the Merger”; “SPECIAL FACTORS—The Merger Agreement”; “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; “THE TENDER OFFER—9. Source and Amount of Funds” and “THE TENDER OFFER—10. Dividends and Distributions” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) PURPOSES

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and VimpelCom”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

The Offer and the Merger may be deemed to constitute a “going private” transaction under the Commission’s regulations, and any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent or Merger Sub following completion of the Offer may be considered steps in a “going private” transaction. If the Merger is completed, the Company will become a subsidiary of Parent and an indirect subsidiary of VimpelCom. To the extent that the Offer and the Merger may be deemed to constitute a “going private” transaction, Telenor, as a significant stockholder of both the Company and VimpelCom, could be deemed to be engaged in the “going private” transaction and may be required to express its reasons for the Offer, the

Merger and any of the other described transactions to the Company’s unaffiliated stockholders (meaning the Company’s stockholders other than Telenor, Altimo and their respective affiliates). Telenor is making the statements included under this Item 7(a) solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

Telenor has not yet formed an intention as to whether it will tender its shares of the Company’s common stock in the Offer, nor has Telenor made any recommendation in support of or in opposition to the transaction. It is Telenor’s intention that, prior to the expiration of the Offer, it will determine whether to tender its shares. Upon making a determination regarding tendering its shares of the Company’s common stock in the Offer, Telenor will provide disclosure concerning the purpose and reasons for Telenor’s decision to participate in the Offer.

(b) ALTERNATIVES

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger” and “SPECIAL FACTORS—Effects on the Company if the Offer is Not Consummated” is incorporated herein by reference.

Telenor has not considered alternative means to accomplish the Offer or the Merger.

(c) REASONS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and VimpelCom”; and “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

Telenor has not yet formed an intention as to whether it will tender its Shares in the Offer, nor has Telenor made any recommendation in support of or in opposition to the transaction. It is Telenor’s intention that, prior to the expiration of the Offer, it will determine whether to tender its Shares. Upon making a determination regarding tendering its Shares in the Offer, Telenor will provide disclosure concerning the purpose and reasons for Telenor’s decision to participate in the Offer. As discussed in response to Item 7(a) above, Telenor is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

(d) EFFECTS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS—Certain Effects of the Offer and the Merger”; “SPECIAL FACTORS—Effects on the Company if the Offer is Not Consummated”; “SPECIAL FACTORS—The Merger Agreement”; and “THE TENDER OFFER—5. Certain United States Federal Income Tax Considerations” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) FAIRNESS

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and VimpelCom”; and SPECIAL FACTORS—Position of Parent, Merger Sub and VimpelCom as to Fairness” is incorporated herein by reference.

Telenor, through its affiliates, is a significant stockholder of both the Company and VimpelCom and Telenor’s officers serve on both the Company’s board of directors and the VimpelCom’s Board. Accordingly, if the Offer and the Merger are deemed to constitute a “going private” transaction, then Telenor could be deemed to be engaged in the “going private” transaction and may be required to express its beliefs as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders. Telenor is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

Telenor’s views as to the fairness of the Offer and the Merger should not be construed as a recommendation to any stockholder as to whether to tender its shares of the Company’s common stock into the Offer. Telenor has interests in the Offer and the Merger that are different from, and in addition to, the Company’s unaffiliated stockholders generally, as described in more detail in the Offer to Purchase under the caption “SPECIAL FACTORS–Interests of Altimo and Telenor in the Offer and the Merger,” which is incorporated herein by reference. The interests of the Company’s stockholders that are unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Telenor and Altimo) were represented by the Company’s special committee of independent directors that negotiated with Parent, Merger Sub and VimpelCom on an arm’s-length basis on their behalf, with the assistance of independent legal and financial advisors.

Telenor did not participate in the deliberation process of the Company’s special committee of independent directors, nor did it participate in the conclusions of the special committee of independent directors that the Offer and the Merger were fair to the Company’s unaffiliated stockholders. Further, Telenor did not engage a financial advisor to independently evaluate the fairness of the Offer or the Merger. Although officers of Telenor who serve on the Company’s board of directors participated in meetings at which the Company’s and the special committee’s legal advisors and the special committee’s financial advisors made presentations, Telenor did not receive advice from the Company’s or the special committee’s legal or financial advisors as to the substantive and procedural fairness of the proposed Offer or the proposed Merger. However, Telenor believes that the Offer and the Merger are substantively and procedurally fair to the stockholders unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Telenor), based upon the factors described in Item 8(b) below.

(b) FACTORS CONSIDERED IN DETERMINING FAIRNESS

Telenor’s belief stated in Item 8(a) above is based upon the following factors:

•	Telenor’s internal financial analysis of the fairness of the Offer to unaffiliated stockholders;

•

the factors considered by, and the findings of, the special committee of independent directors and the Company’s board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation,” which is incorporated herein by reference and which Telenor adopts (notwithstanding the fact that Telenor is not entitled to rely on the financial presentation or opinion of the Company’s special committee’s financial advisor);

•

the factors considered by, and the findings of, the Company’s special committee of independent directors and the Company’s board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9, including the approval of the Offer and the Merger by the special committee of independent directors, the absence of a requirement that a majority of the Company’s unaffiliated stockholders tender their shares of the Company’s common stock into the Offer and the determination of the special committee of independent directors not to retain an unaffiliated representative to act on behalf of the Company’s unaffiliated stockholders, as described in the Schedule 14D–9 under the caption “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation,” which is incorporated herein by reference and which findings and related analyses Telenor adopts (notwithstanding the fact that Telenor is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the $105.00 per share in cash merger consideration contemplated by the Merger Agreement, and the other terms and conditions of the Merger Agreement, resulted from extensive arm’s-length negotiations between the Company’s special committee and its advisors, on the one hand, and Parent, Merger Sub and VimpelCom and their respective advisors, on the other hand;

•

the fact that the Company’s special committee of independent directors consists solely of directors who are not officers of or affiliated with any of the Company’s significant stockholders, including Nye Telenor and Sunbird Limited, an indirect subsidiary of Altimo;

•

the fact that the Company’s special committee of independent directors received an opinion from its financial advisor as to the fairness, from a financial point of view, and as of the date of the opinion, of the offer price to be received in the Offer and the Merger, taken together, to holders of the Company’s common stock (other than VimpelCom, Parent, Merger Sub, Telenor, Altimo, and their respective affiliates) (notwithstanding the fact that Telenor is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the fact that Parent, Merger Sub, VimpelCom, Telenor and Altimo did not participate in the deliberative process of, or the conclusions reached by, the Company’s special committee of independent directors or the negotiating positions of the special committee; and

•	the Offer and the Merger will provide consideration to the Company’s unaffiliated stockholders entirely in cash, which provides certainty of value.

The Company’s special committee of independent directors and the Company’s board of directors did not consider the net book value or liquidation value of the Company, the recent purchase prices paid by officers, directors and affiliates of the

Company for shares of the Company’s common stock or any firm offers made for the Company during the last two years, for the reasons described in the Schedule 14D–9 under the caption “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation,” and, accordingly, Telenor did not consider these factors.

In addition, under a potential interpretation of the applicability of the rules governing “going private” transactions, any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer could be deemed to be steps in a “going private” transaction. If such exercises by Merger Sub of the Top-Up Option were deemed to be steps in a “going private” transaction, Telenor believes that these exercises would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•	the Top-Up Option having been fully negotiated on an arm’s-length basis with the Company’s special committee and its advisors;

•

the fact that the exercise of the Top-Up Option would facilitate the earlier payment of the merger consideration to holders of the shares of the Company’s common stock who did not tender their shares into the Offer;

•

the fact that the Top-Up Option would only be exercised at a time when Merger Sub owns at least 80% of the outstanding shares of the Company’s common stock and, accordingly, would not affect the outcome of any vote of stockholders on the approval of the Merger;

•	the acquisition of the shares underlying the Top-Up Option would be made directly from the Company and not from any stockholder of the Company, and at a price equal to the offer price; and

•	the fact that such option is being fully disclosed in the Offer to Purchase.

If any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer were deemed to be steps in a “going private” transaction, Telenor believes that these purchases would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•

the fact that these purchases would be made with the goal of facilitating the earlier payment of the merger consideration to holders of the shares of the Company’s common stock that did not tender their shares into the Offer;

•	these purchases would be made in accordance with applicable law;

•	these purchases would be made at prevailing market prices and would be fully disclosed in accordance with applicable law; and

•	the possibility of such purchases being fully disclosed in the Offer to Purchase.

The foregoing discussion of the information and factors considered and given weight by Telenor in connection with the fairness of the Offer and the Merger, any exercise by Merger Sub of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer, is not intended to be exhaustive but is believed to include all material factors considered by Telenor. Telenor did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching its position as to the fairness of these transactions. Telenor believes that these factors provide a reasonable basis for its belief that these transactions are fair to the Company’s unaffiliated stockholders.

(c) APPROVAL OF SECURITY HOLDERS

The transaction is not structured so that the approval of at least a majority of the unaffiliated security holders is required. The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—The Merger Agreement”; and “THE TENDER OFFER—11. Certain Conditions to the Offer” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

(d) UNAFFILIATED REPRESENTATIVE

An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transactions or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the following captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and VimpelCom”; and “SPECIAL FACTORS—Position of Parent, Merger Sub and VimpelCom as to Fairness” is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and “THE TENDER OFFER—7. Certain Information Concerning the Company” is incorporated herein by reference.

(f) OTHER OFFERS

None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) REPORT, OPINION OR APPRAISAL

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Position of Parent, Merger Sub and VimpelCom as to Fairness” and Annex A to the Offer to Purchase is incorporated herein by reference. In addition, the information under the caption “Item 4. The Solicitation or Recommendation” in the Schedule 14D-9 and Annex I to the Schedule 14D-9 is incorporated herein by reference.

(b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Position of Parent, Merger Sub and VimpelCom as to Fairness” and Annex A to the Offer to Purchase is incorporated herein by reference. In addition, the information under the caption “Item 4. The Solicitation or Recommendation” in the Schedule 14D-9 and Annex I to the Schedule 14D-9 is incorporated herein by reference.

(c) AVAILABILITY OF DOCUMENTS

The opinions of Credit Suisse Securities (USA) LLC and UBS Limited are attached as Annex I to the Schedule 14D-9 and Annex A to the Offer to Purchase, respectively.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) SOURCE OF FUNDS

The information contained in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—The Merger Agreement”; “THE TENDER OFFER—9. Source and Amount of Funds”; “THE TENDER OFFER—11. Certain Conditions to the Offer”; “THE TENDER OFFER—13. Certain Fees and Expenses” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

(b) CONDITIONS

The information contained in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Effects on the Company if the Offer is Not Consummated”; “SPECIAL FACTORS—The Merger Agreement”; “THE TENDER

OFFER—9. Source and Amount of Funds”; “THE TENDER OFFER—11. Certain Conditions to the Offer” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

(c) EXPENSES

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS—The Merger Agreement”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “THE TENDER OFFER—7. Certain Information Concerning the Company”; “THE TENDER OFFER—9. Source and Amount of Funds”; “THE TENDER OFFER—13. Certain Fees and Expenses” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

(d) BORROWED FUNDS

The information contained in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—The Merger Agreement”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “THE TENDER OFFER—9. Source and Amount of Funds”; “THE TENDER OFFER—11. Certain Conditions to the Offer” is incorporated herein by reference. In addition, the Merger Agreement is incorporated herein by reference to Exhibit 2.1 of Golden Telecom’s Form 8-K filed with the Commission on December 21, 2007.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP

Telenor currently beneficially holds 7,369,972 Shares, or approximately 18.3% of the outstanding Shares, which Shares are directly held by Nye Telenor. No Telenor director or executive officer beneficially owns Shares; however, two members of the Golden Telecom board of directors who are employed by Telenor, Kjell Morten Johnsen and Thor Halvorsen, own Shares. Mr. Johnsen owns 1,491 Shares, of which 680 are restricted Shares vesting on May 17, 2008, and Mr. Halvorsen owns 680 restricted Shares vesting on May 17, 2008, in each case, representing less than 0.1% of the outstanding Shares.

(b) SECURITIES TRANSACTIONS

None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and VimpelCom”; “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and “THE TENDER OFFER—7. Certain Information Concerning the Company” is incorporated herein by reference.

Telenor has not yet formed an intention as to whether it will tender its Shares in the Offer. It is Telenor’s intention that, prior to the expiration of the Offer, it will determine whether to tender its Shares. Upon making a determination regarding tendering its Shares in the Offer, Telenor will provide disclosure concerning the purpose and reasons for Telenor’s decision to participate in the Offer. Except as described above, to Telenor’s knowledge after reasonable inquiry, each executive officer, director, other affiliate and subsidiary of Golden Telecom currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

(e) RECOMMENDATIONS OF OTHERS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and VimpelCom”; and “SPECIAL FACTORS—Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

Telenor has not made any recommendation in support of or in opposition to the transaction. It is Telenor’s intention that, prior to the expiration of the Offer, it will determine whether to tender its Shares. Upon making a determination regarding tendering its Shares in the Offer, Telenor will provide disclosure concerning the purpose and reasons for Telenor’s decision to participate in the Offer.

ITEM 13. FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION

The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER—7. Certain Information Concerning the Company” is incorporated herein by reference.

(b) PRO FORMA INFORMATION

Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) SOLICITATIONS OR RECOMMENDATIONS

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Offer and the Merger”; “SPECIAL FACTORS—Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS—Position of Parent, Merger Sub and VimpelCom as to Fairness”; “THE TENDER OFFER—3. Procedures for Tendering Shares of the Company’s Common Stock”; and “THE TENDER OFFER—13. Certain Fees and Expenses” is incorporated herein by reference. In addition, the information upon the captions “Item 4. The Solicitation or Recommendation—(a) Solicitation or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Schedule 14D-9 is incorporated herein by reference.

(b) EMPLOYEES AND CORPORATE ASSETS

None.

ITEM 15. ADDITIONAL INFORMATION.

(b) OTHER MATERIAL INFORMATION

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

ITEM 16. EXHIBITS.

The Exhibit Index attached hereto is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2008	NYE TELENOR EAST INVEST AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Authorized Signatory

TELENOR NETWORKS HOLDING AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Authorized Signatory

TELENOR ASA

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No	Description
(a)(1)(A)	Offer to Purchase, dated January 18, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(G)	Summary Advertisement as published on January 18, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(H)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on December 21, 2007).

(a)(1)(I)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(1)(J)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(A)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	“Note 13: Related Party Transactions” of the Company’s Consolidated Financial Statements attached to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 filed by the Company on March 16, 2007).

(a)(5)(B)	“Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” of VimpelCom’s annual Report on Form 20-F for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006 filed by VimpelCom on May 11, 2007).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(c)(2)	Fairness Opinion of UBS Investment Bank to the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to Annex A of the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(c)(3)	Presentation of UBS Investment Bank to the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(d)(1)	Shareholders Agreement, by and among the Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among the Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(f)	Section 262 of the Delaware General Corporation Law, included as Schedule B of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(g)	None.

(h)	None.

*	To be filed by amendment